UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-16005
CUSIP NUMBER: 904753100

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:  September 30, 2012
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Unigene Laboratories, Inc.
Full Name of Registrant

Former Name if Applicable

81 Fulton Street
Address of Principal Executive Office (Street and Number)

Boonton, NJ 07005
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in its Current Report on Form 8-K filed on November 21, 2012, while reviewing its draft Form 10-Q for the quarter ended September 30, 2012, Unigene Laboratories, Inc. (the “Company”) identified a potential issue in its historic methodology of accounting for a non-cash embedded derivative liability related to its senior secured convertible notes issued on March 16, 2010.  As a result, the Company is unable to finalize and file its Form 10-Q within the extended filing deadline provided for by the U.S. Securities and Exchange Commission of November 21, 2012.

The accounting issue relates to the following:  (A) At the time the aforementioned senior secured convertible notes were issued, the Company recorded a derivative liability at fair value in its financial statements because the Company did not have sufficient authorized shares to effectuate full conversion of the notes; and (B) in June 2010, after additional authorized shares were approved, the Company reversed the liability.  The Company believes the liability should not have been reversed and should have been marked to fair value for each reporting period dating back to the quarter ended June 30, 2010 because the conversion option on the senior secured convertible notes represents an embedded derivative liability in accordance with U.S. Generally Accepted Accounting Principles.  The Company and its advisors are in the process of assessing the potential issue and its related impact on the Company’s financial statements.  However, based on the current status of this review, the Company anticipates that it will likely need to restate its financial statements for prior reporting periods.

As a result of the ongoing review, the Company will require additional time to complete its analysis and to determine the extent of the corrections that may be required to properly present its historical financial statements.  Other effects on previously issued financial statements are also possible.  The Company cannot currently quantify the potential impact of the restatement. Therefore, the Company is unable to timely file its Current Report on Form 10-Q for the three months ended September 30, 2012.

Safe Harbor for Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995:

This notice filing on Form 12b-25 contains forward-looking statements.  These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. These known and unknown risk factors include, but are not limited to: the delay in obtaining or the failure to obtain regulatory approvals for our products and the products of our licensees that may generate royalty and milestone payments to us, our ability to achieve product sales and royalties, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies and our ability to enter into favorable new agreements with such companies, our ability to cut expenses and maintain efficiencies, our ability to enter into new financing arrangements, the ability of our products to gain market acceptance and increase market share, the uncertainty of results of animal and human testing, the risk of product liability and liability for human clinical trials, our dependence on patents and other proprietary rights and the risks associated with patent litigation, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, general economic and business conditions, our history of losses and ability to achieve profitability, litigation and other risk factors discussed in our Securities and Exchange Commission (“SEC”) filings, including our annual report on Form 10-K and our quarterly reports on Form 10-Q. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. In addition, any statements that refer to expectations, projections, contingencies, goals, targets or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements and are not statements of historical fact. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements after the date of this filing.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Zietsman, CFO	(973)	265-1105
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes ☑  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes ☑  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has engaged a valuation specialist to assist in determining the fair value of the above-referenced derivative liability during the periods believed to be impacted by the accounting error.  At present, the Company is unable to provide a reasonable estimate of the impact of the error to the results of operations for the three- and nine-month periods ended September 30, 2011, as the assessment has yet to be completed.

Unigene Laboratories, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           November 23, 2012                                           By:           /s/ Brian Zietsman
Brian Zietsman, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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